JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (the "Schedule 13G") with respect to the Class A common stock of OnKure Therapeutics, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934.

Date: April 7, 2026

STEPSTONE GROUP LP

By: StepStone Group Holdings LLC,
its general partner

By: /s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

STEPSTONE MASTER G, L.P.

By: StepStone Group LP,
its investment manager

By: StepStone Group Holdings LLC, its
general partner

By: /s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

STEPSTONE VC MI-G GP, LLC

By: StepStone Group LP,
its investment manager

By: StepStone Group Holdings LLC,
its general partner

By: /s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary